Exhibit 99.2

PNI Digital Media Inc.

Unaudited Interim Condensed Consolidated Financial Statements
For the three and six month periods ended March 31, 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	March 31, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$5,794,912	$3,936,176	$4.690,355
Accounts receivable (note 7)	4,443,280	4,535,912	5,302,865
Prepaid expenses and other current assets	469,297	460,140	541,026

	10,707,489	8,932,228	10,534,246

Property and equipment (note 8)	4,880,256	5,140,150	5,230,829
Deferred income tax asset	7,606,322	7,065,857	5,861,504
Intangible assets (note 9)	1,001,448	680,437	1,115,794
Goodwill (note 10)	647,219	654,222	658,904

	$24,842,734	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 11)	$4,379,176	$3,284,311	$5,471,878
Current portion of deferred revenue	374,991	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,754,167	3,534,634	6,192,923

Deferred revenue	502,572	33,898	78,876
	5,256,739	3,568,532	6,271,799
Shareholders’ Equity (note 12)

Share capital	$66,817,451	$66,420,572	$66,307,826
Contributed surplus	19,270,110	19,522,420	18,933,619
	86,087,561	85,942,992	85,241,445

Deficit	(66,332,855)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(168,711)	(26,263)	-

	(66,501,566)	(67,038,630)	(68,111,967)

	19,585,995	18,904,362	17,129,478

	$24,842,734	$22,472,894	$23,401,277

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Income and Comprehensive Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Revenue (note 14)	$5,005,226	$5,031,263	$11,955,602	$12,765,068
Cost of sales	2,270,679	2,229,508	4,862,248	4,884,033
Gross Profit	2,734,547	2,801,755	7,093,354	7,881,035

Expenses
Software development	2,272,113	2,410,604	4,436,290	4,716,458
General and administration	973,687	1,092,311	2,066,716	2,192,620
Sales and marketing	255,921	274,237	426,875	598,082

	3,501,721	3,777,152	6,929,881	7,507,160

(Loss) profit from operations	(767,174)	(975,397)	163,473	373,875

Foreign exchange (loss) gain	(154,724)	(162,529)	(49,438)	7,910
Finance income	369	-	928	48
Finance costs	-	(15)	-	(5,551)

	(154,355)	(162,544)	(48,510)	2,407

(Loss) profit before income tax	(921,529)	(1,137,941)	114,963	376,282

Current income tax recovery (expense)	-	-	-	-
Deferred income tax recovery (expense)	560,818	255,184	564,549	(279,349)
Income tax recovery (expense)	560,818	255,184	564,549	(279,349)

(Loss) profit for the period	(360,711)	(882,757)	679,512	96,933

Other comprehensive gain (loss):

Cumulative translation adjustment
	144,610	62,942	(142,448)	(393,695)

Total comprehensive (loss) income for the period	$(216,101)	$(819,815)	$537,064	$(296,762)

(Loss) earnings per share (note 12g)
Basic	$(0.01)	$(0.03)	$0.02	$0.00
Fully diluted	$(0.01)	$(0.03)	$0.02	$0.00

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share capital
			Share
	Number of		capital			Accumulated
	Common		purchased			other	Total
	Shares		for	Contributed		comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit	loss	equity

Balance September 30, 2011	34,010,958	$66,420,572	-	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)			-
Stock-based compensation recorded in net profit				11,421			11,421
Compensation expense re. acquisition of WorksMedia Limited				67,848			67,848
Net profit					1,040,223		1,040,223
Other comprehensive loss						(287,058)	(287,058)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(93)					(93)

Balance December 31, 2011	34,079,422	$66,526,598	$-	$19,495,570	$(65,972,144)	$(313,321)	$19,736,703

Issuance of shares held in escrow	178,500	290,952		(290,952)			-
Stock-based compensation recorded in net profit				20,260			20,260
Compensation expense re. acquisition of WorksMedia Limited				45,232			45,232
Net loss					(360,711)		(360,711)
Other comprehensive income						144,610	144,610
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(99)					(99)

Balance March 31, 2012	34,257,922	$66,817,451	$-	$19,270,110	$(66,332,855)	$(168,711)	$19,585,995

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share capital
			Share
	Number of		capital			Accumulated
	Common		purchased			other	Total
	Shares		for	Contributed		comprehensive	Shareholders’
		Amount	cancellation	surplus	Deficit	loss	equity

Balance October 1, 2010	33,853,782	$66,349,735	(41,909)	$18,933,619	$(68,111,967)	$-	$17,129,478

Purchase of share capital for cancellation (98,300 shares)			(161,065)				(161,065)
Cancellation of shares repurchased	(115,200)	(225,413)	182,270	43,143			-
Stock-based compensation recorded in net profit				234,076			234,076
Compensation expense re. acquisition of WorksMedia Limited				95,558			95,558
Net profit					979,690		979,690
Other comprehensive loss						(456,637)	(456,637)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(26,706)					(26,706)

Balance December 31, 2010	33,738,582	$66,097,616	$(20,704)	$19,306,396	$(67,132,277)	$(456,637)	$17,794,394

Issuance of shares on exercise of options	291,776	498,937		(134,217)			364,720
Issuance of shares held in escrow	178,500	290,952		(290,952)			-
Purchase of share capital for cancellation (75,400 shares)			(118,885)				(118,885)
Cancellation of shares repurchased	(88,500)	(173,169)	139,589	33,580			-
Stock-based compensation recorded in net profit				149,439			149,439
Compensation expense re. acquisition of WorksMedia Limited				67,848			67,848
Net loss for the period					(882,757)		(882,757)
Other comprehensive gain						62,942	62,942
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(26,706)					(26,706)

Balance March 31, 2011	34,120,358	$66,687,630	$-	$19,132,094	$(68,015,034)	$(393,695)	$17,410,995

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Cash Flows
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Six Months Ended
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Cash flows from operating activities
Net profit earnings for the period	$(360,711)	$(882,757)	$679,512	96,933
Items not affecting cash
Amortization of property and equipment	417,678	501,683	822,453	997,058
Amortization of intangible assets	268,467	191,170	533,798	385,174
Stock-based compensation expense	65,492	217,287	144,761	546,921
Unrealized foreign exchange loss (gain)	130,659	104,980	34,987	(90,908)
Allowance for doubtful accounts	32,698	-	32,698	9,086
Loss on disposal of property and equipment	-	71,241	-	90,713
Deferred income tax (recovery) expense	(560,818)	(255,184)	(564,549)	279,349
	(6,535)	(51,580)	1,683,660	2,314,326

Net change in non-cash working capital
Items (note 20)	736,339	1,370,849	1,433,078	(1,128,367)

	729,804	1,319,269	3,116,738	1,185,959

Cash flows from investing activities
Purchase of property and equipment	(172,816)	(479,393)	(275,729)	(857,417)
Purchase of intangible assets	(150,078)	-	(840,856)
Proceeds on disposal of property and equipment	-	1,650	-	2,459
	(322,894)	(477,743)	(1,116,585)	(854,958)

Cash flows from financing activities
Proceeds on exercise of options	-	364,720	-	364,720
Repurchase of common shares	-	(139,589)	-	(279,950)
Repayment of capital lease obligations	-	-	-	(107,964)
	-	225,131	-	(23,194)
Effect of changes in foreign exchange rates on cash and cash equivalents	(2,266)	(58,785)	(141,417)	(252,726)

Increase (decrease) in cash and cash equivalents during the period	404,644	1,007,872	1,858,736	55,081

Cash and cash equivalents - beginning of period	5,390,268	3,737,564	3,936,176	4,690,355

Cash and cash equivalents - end of period	$5,794,912	$4,745,436	$5,794,912	$4,745,436

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange under the symbol PN. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) offers the photofinishing retailer and its customers an online and in-store solution for producing prints and gifting products from their digital images. The Company’s online platform electronically connects the photofinishing retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the photofinishing retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as defined in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and to require publicly accountable enterprises to apply these standards effective for years beginning on or after January 1, 2011. Accordingly, these are the Company’s second condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. The first date at which IFRS was applied was October 1, 2010 (“Transition Date”).

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections and mandatory exemptions from retrospective application disclosed in note 21, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position as at October 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 21 discloses the impact of the transition to IFRS on the Company’s reported balance sheets, statements of operations and cash flows for the periods presented.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of May 9, 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Company’s annual consolidated financial statements for the year ending September 30, 2012 could result in a restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended September 30, 2011. Note 21 discloses IFRS information for the year ended September 30, 2011 not provided in the 2011 annual financial statements.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these condensed consolidated financial statements are as follows:

a)	Basis of measurement

The condensed consolidated financial statements have been prepared under the historical cost convention.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s wholly-owned subsidiaries are PhotoChannel Capital Inc., PhotoChannel Management Inc., PNI Digital Media Ltd., PNI Digital Media Europe Ltd., Pixology Incorporated and WorksMedia Limited.

All material intercompany balances and transactions are eliminated upon consolidation.

c)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive income. Acquisition related costs are expensed as incurred.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

d)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker are responsible for allocating resources and assessing performance of the operating segments and have been identified as the executive team of the Company.

e)	Use of estimates

The preparation of condensed consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates and assumptions include the determination of the recoverable amounts for property and equipment and intangible assets, impairment testing of goodwill, the determination of the recoverability of deferred income taxes and the determination and classification of stock-based transactions. Actual results may differ from those estimates. On transition to IFRS, there has been no change in the Company’s critical accounting estimates and judgements from those previously made and disclosed.

f)	Foreign currency translation

(i)	Function and presentation currency

Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the date of the statement of financial position, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

Should a foreign operation be sold, the cumulative exchange differences recognized in accumulated other comprehensive income (loss) since October 1, 2010 would be recognized in the income statements as part of the profit or loss on sale.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of comprehensive income in “realized foreign exchange (loss) gain” and “unrealized foreign exchange (loss) gain” respectively.

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Investments with an original maturity of more than three months are designated short-term held for trading securities which are measured at fair value with changes in fair value recorded in net loss. As at March 31, 2012, September 30, 2011, and October 1, 2010, the Company had no investments with original terms to maturity of greater than three months.

h)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and accumulated impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs, if any, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Life of the lease
Equipment held under capital lease	Life of the lease

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the appropriate expense category including cost of sales, software development, general and administration and sales and marketing.

i)	Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

(ii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any.

j)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

  An asset’s fair value less costs to sell; and

  Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists.

Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

k)	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at March 31, 2012, the Company has not incurred any taxes payable (March 31, 2011: $nil).

Tax on income in interim periods accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

l)	Share capital

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

m)	Revenue

The Company provides online and in-store digital media solutions to retailers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services). The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements. The products sold do not have any general rights of return except under arrangements whereby the Company provides the product to the ultimate customer.

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. The Company pays the retailer a commission for the use of their website and other services provided by the retailer. The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer. Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time. The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)	Persuasive evidence of a sales arrangement exists;
(ii)	Delivery has occurred or services have been rendered;
(iii)	The price is fixed or determinable; and
(iv)	Collectability is reasonably assured.

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

  Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

  element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each element as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

  Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 36 months.

  Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

  Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

  Professional services are recognized when the services are completed and included in professional fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue.

All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

n)	Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

phase are recognized as intangible assets only if the Company can demonstrate all of the following:

  The technical feasibility of completing the software so that it will be available for use or sale;

  Its intention to complete the software and use or sell it;

  Its ability to use or sell the software;

  How the software will generate probable future economic benefits;

  The availability of adequate technical, financial and other resources to complete the development and use or sell the software; and

  Its ability to reliably measure the expenditure attributable to the software during its development.

If these criteria are not met, the development costs are expensed when incurred for both costs of developing the Company’s software used directly in the PNI Network and the software which is sold to customers or customized for customers. During the three and six months ended March 31, 2012, the Company had incurred software development costs of $2,272,113 (2011: $2,410,604) and $4,436,290 (2011: $4,716,458), respectively. These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives. As at March 31, 2012 the Company has capitalized development costs of $695,232, of which $103,894 (2011: $nil) and $508,806 (2011: $nil) was capitalized during the three and six months ended March 31, 2012, respectively, as all of these costs met the capitalization criteria.

o)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

The Company does not include costs associated with improving the underlying platform or adding new features to sites as cost of sales; such activities are included within software development.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

p)	Share-based payment

The Company’s stock-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 12b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

q)	Leases

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance sheet with a corresponding increase to the finance lease obligation and depreciated over the life of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

r)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company does not have any financial assets or liabilities classified within this category.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the condensed consolidated statement of comprehensive income.

(ii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other accounts receivable and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the condensed consolidated statement of income and comprehensive income.

(iii)

Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables and accrued liabilities, deferred revenue, and debt. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the condensed consolidated statement of income and comprehensive income.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

s)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

t)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of PNI Digital Media Inc. by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

4.	Significant accounting estimate uncertainties

The Company makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(a)	Significant accounting estimates

The preparation of these interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The interim condensed consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the interim condensed consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:

  The assessment of the carrying values of long-lived assets;

  The inputs used in accounting for share-based compensation; and

  The recoverability of the Company’s deferred tax assets.

5.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

		For the three months ended March 31, 2012
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$2,270,679	338,133	268,467	-	439	$1,663,640
Operating expenses
Software development	2,272,113	66,798	-	-	18,548	2,186,767
General and administration	973,687	7,307	-	-	46,030	920,350
Sales and marketing	255,921	5,440	-	-	475	250,006
Total operating expenses	$3,501,721	79,545	-	-	65,053	$3,357,123
	$5,772,400	417,678	268,467	-	65,492	$5,020,763

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		For the three months ended March 31, 2011
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of plant and	of intangible	disposal of	compensation	amortization
		equipment	assets	property and		and share-
				equipment		based
						compensation
Cost of sales	$2,229,508	416,142	191,170	23,577	10,810	1,587,809
Operating expenses
Software development	2,410,604	72,356	-	40,784	70,342	2,227,122
General and administration	1,092,311	7,440	-	3,931	122,802	958,138
Sales and marketing	274,237	5,745	-	2,949	13,333	252,210
Total operating expenses	$3,777,152	85,541	-	47,664	206,477	3,437,470
	$6,006,660	501,683	191,170	71,241	217,287	5,025,279

		For the six months ended March 31, 2012
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of property	of intangible	disposal of	compensation	amortization
		and	assets	property and		and share-
		equipment		equipment		based
						compensation
Cost of sales	$4,862,248	695,439	533,798	-	1,537	$3,631,474
Operating expenses
Software development	4,436,290	106,768	-	-	28,053	4,301,469
General and administration	2,066,716	11,819	-	-	114,165	1,940,732
Sales and marketing	426,875	8,427	-	-	1,006	417,442
Total operating expenses	$6,929,881	127,014	-	-	143,224	$6,659,643
	$11,792,129	822,453	533,798	-	144,761	$10,291,117

		For the six months ended March 31, 2011
	Per statement	Amortization	Amortization	Loss on	Share-based	Excluding
	of operations	of plant and	of intangible	disposal of	compensation	amortization
		equipment	assets	property and		and share-
				equipment		based
						compensation
Cost of sales	$4,884,033	829,209	385,174	29,440	21,585	3,618,625
Operating expenses
Software development	4,716,458	139,833	-	52,800	170,141	4,353,684
General and administration	2,192,620	14,855	-	4,323	293,811	1,879,631
Sales and marketing	598,082	13,161	-	4,150	61,384	519,387
Total operating expenses	$7,507,160	167,849	-	61,273	525,336	6,752,702
	$12,391,193	997,058	385,174	90,713	546,921	10,371,327

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

7.	Accounts receivable

	March 31, 2012	September 30, 2011	October 1, 2010

Trade accounts receivable	$4,570,012	$4,540,075	$5,425,805
Allowance for doubtful accounts	(176,500)	(145,000)	(176,531)
	4,393,512	4,395,075	5,249,274

Commodity taxes recoverable	47,921	135,655	53,591
Other	1,847	5,182	-
Total	$4,443,280	$4,535,912	$5,302,865

Reconciliation of changes in allowance for doubtful accounts:

	March 31, 2012	September 30, 2011	October 1, 2010

Balance, beginning of period	$145,000	$176,531	$154,945
Increase in allowance for doubtful accounts	32,698	33,102	33,781
Application of existing provision to write-off the amount receivable	(1,198)	(63,710)	(9,945)
Impact of foreign currency translation	-	(923)	(2,250)
Balance, end of period	$176,500	$145,000	$176,531

During the three and six month period ended March 31, 2012 the Company incurred bad debt expenses of $32,698 (2011: $nil) and $32,698 (2011: $9,086), respectively.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As at March 31, 2012

	Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$2,124,796	$1,179,236	$132,410	$957,070	$4,393,512
Commodity taxes recoverable	47,921				47,921
Other	1,847	-	-	-	1,847
Total	$2,174,564	$1,179,236	$132,410	$957,070	$4,443,280

As at September 30, 2011

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655				135,655
Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

As at October 1, 2010

		Financial assets that are past due but not impaired
	Neither past due				Carrying value on
	nor impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet
Trade accounts receivable	$3,520,349	$136,997	$982,557	$609,371	$5,249,274
Commodity taxes recoverable	53,591				53,591
Other	-	-	-	-	-
Total	$3,573,940	$136,997	$982,557	$609,371	$5,302,865

At March 31, 2012, three customers each account for 10% or more of total trade accounts receivable (March 31, 2011 – five customers).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

8.	Property and equipment

January 1, 2012 to March 31, 2012

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at January 1, 2012	$15,951,372	$401,870	$194,569	$16,547,811
Additions	467,806	-	2,769	470,575
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	2,660	43	-	2,703
As at March 31, 2012	$16,421,838	$401,913	$197,338	$17,021,089

Accumulated Amortization
As at January 1, 2012	$11,295,514	$281,045	$143,988	$11,720,547
Amortization	406,347	6,251	5,080	417,678
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	2,565	43	-	2,608
As at March 31, 2012	$11,704,426	$287,339	$149,068	$12,140,833

Carrying value – January 1, 2012	$4,655,858	$120,825	$50,581	$4,827,264
Carrying value – March 31, 2012	$4,717,412	$114,574	$48,270	$4,880,256

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

October 1, 2011 to December 31, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	75,057	4,106	12,851	92,014
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(1,758)	(3,986)	-	(5,744)
As at December 31, 2011	$15,951,372	$401,870	$194,569	$16,547,811

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	393,811	6,251	4,713	404,775
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(1,634)	(3,985)	-	(5,619)
As at December 31, 2011	$11,295,514	$281,045	$143,988	$11,720,547

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – December 31, 2011	$4,655,858	$120,825	$50,581	$4,827,264

October 1, 2010 to September 30, 2011

	Computer	Furniture and	Leasehold
	equipment	office equipment	improvements	Total
Cost
As at October 1, 2010	$14,844,050	$416,077	$144,986	$15,405,113
Additions	2,013,296	16,537	36,735	2,066,568
Disposals / write-offs	(969,895)	(34,447)	-	(1,004,342)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(9,378)	3,583	(3)	(5,798)
As at September 30, 2011	$15,878,073	$401,750	$181,718	$16,461,541

Accumulated Amortization
As at October 1, 2010	$9,763,684	$279,531	$131,069	$10,174,284
Amortization	1,998,672	30,075	8,206	2,036,953
Disposals / write-offs	(849,915)	(34,447)	-	(884,362)
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(9,104)	3,620	-	(5,484)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As at September 30, 2011	$10,903,337	$278,779	$139,275	$11,321,391

Carrying value – October 1, 2010	$5,080,366	$136,546	$13,917	$5,230,829
Carrying value – September 30, 2011	$4,974,736	$122,971	$42,443	$5,140,150

9.	Intangible assets

January 1, 2012 to March 31, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at January 1, 2012	$3,766,020	$6,781,720	$1,135,179	$11,682,919
Additions	-	-	170,116	170,116
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	43,479	17,799	52	61,330
As at March 31, 2012	$3,809,499	$6,799,519	$1,305,347	$11,914,365

Accumulated Amortization
As at January 1, 2012	$3,724,500	$6,696,062	$161,770	$10,582,332
Amortization	41,238	85,086	142,143	268,467
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	43,761	18,371	(14)	62,118
As at March 31, 2012	$3,809,499	$6,799,519	$303,899	$10,912,917

Carrying value – January 1, 2012	$41,520	$85,658	$973,409	$1,100,587
Carrying value – March 31, 2012	$-	$-	$1,001,448	$1,001,448

October 1, 2011 to December 31, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	689,101	689,101
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(90,304)	(36,968)	(48)	(127,320)
As at December 31, 2011	$3,766,020	$6,781,720	$1,135,179	$11,682,919

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	63,589	131,204	70,538	265,331
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(89,137)	(34,561)	(2)	(123,700)
As at December 31, 2011	$3,724,500	$6,696,062	$161,770	$10,582,332

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – December 31, 2011	$41,520	$85,658	$973,409	$1,100,587

October 1, 2010 to September 30, 2011

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2010	$3,887,620	$6,831,499	$-	$10,719,119
Additions	-	-	446,126	446,126
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Reclassifications and other adjustments	-	-	-	-
Currency translation adjustments	(31,296)	(12,811)	-	(44,107)
As at September 30, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138

Accumulated Amortization
As at October 1, 2010	$3,523,372	$6,079,953	$-	$9,603,325
Amortization	250,422	516,698	91,234	858,354
Disposals / write-offs
Impairments
Reclassifications and other adjustments
Currency translation adjustments	(23,746)	2,768	-	(20,978)
As at September 30, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701

Carrying value – October 1, 2010	$364,248	$751,546	$-	$1,115,794
Carrying value – September 30, 2011	$106,276	$219,269	$354,892	$680,437

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

10.	Goodwill

Goodwill arose as a result of the acquisitions of Pixology Ltd. and WorksMedia Ltd. in fiscal 2007 and fiscal 2009. Goodwill consists of the following amounts:

Amount

Balance, October 1, 2010	$658,904
Currency translation adjustments	(4,682)
Balance, September 30, 2011	654,222
Currency translation adjustments	(13,507)
Balance, December 31, 2011	$640,715
Currency translation adjustments	6,504
Balance, March 31, 2012	$647,219

11.	Accounts payable and accrued liabilities

	March 31, 2012	September 30, 2011	October 1, 2010

Trade payables	$1,268,221	$949,162	$1,012,246
Amounts due to customers	1,432,815	1,149,553	3,190,355
Trade accruals	721,959	337,353	314,022
Accrued payroll and other taxes	370,610	320,034	417,240
Due to employees and consultants	585,571	528,209	538,015
Total	$4,379,176	$3,284,311	$5,471,878

12.	Share capital and stock options

a)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at March 31, 2012, the Company had 34,257,922 common shares issued (September 30, 2011: 34,189,458) and 34,257,922 outstanding (September 30, 2011: 34,010,958). There are no preferred shares issued or outstanding at March 31, 2012 (September 30, 2011: nil).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

b)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,425,792) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements. Under the terms of the Plan one-eighteenth of the options granted vest each month.

The following table summarizes activity under the Company’s stock option plan since October 1, 2010:

	Number of	Average
	options	exercise
		price
Balance, October 1, 2010 (2,770,201 options exercisable)	2,775,769	$2.48
Granted	500,000	1.55
Exercised	(291,776)	1.25
Expired	(10,000)	1.25
Forfeited	(205,770)	2.45
Cancelled	(880,000)	3.35
Balance, September 30, 2011 (1,712,647 options exercisable)	1,888,223	$2.02
Granted	-	-
Exercised	-	-
Expired	(649,723)	2.32
Forfeited	(180,000)	1.61
Cancelled	-	-
Balance, March 31, 2012 (1,039,310 options exercisable)	1,058,500	$1.91

During October 2010, the Company cancelled 880,000 options; the cancellation was considered a modification for accounting purposes, with the incremental costs being recognized over the term of the new awards. The terms of the new awards are described below.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Exercise price	outstanding	life (years)	price	exercisable	price
$1.48	350,000	1.84	$1.48	350,000	$1.48
$1.50	25,000	2.35	$1.50	25,000	$1.50
$1.55	345,500	3.51	$1.55	326,310	$1.55
$2.00	150,000	1.94	$2.00	150,000	$2.00
$3.35	188,000	0.95	$3.35	188,000	$3.35
$1.48 - $3.35	1,058,500	2.25	$1.91	1,039,310	$1.92

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2010 and March 31, 2012:

		Twelve months
	Six months ending	ending September
Description	March 31, 2012	30, 2011

Exercise price	$-	$1.55
Market price on date of grant	-	1.55
Expected forfeiture rate	-	2.7%
Expected volatility	-	58.42% - 62.51%
Risk-free interest rate	-	1.79%
Expected life (years)	-	4.5
Expected dividend yield	-	0%
Weighted average grant-date fair value ($ per share)	$-	$0.77

The total fair value of stock options granted during the three and six months ended March 31, 2012 was $nil (2011: $nil) and $nil (2011: $386,600), respectively.

During the three and six months ended March 31, 2012, the Company recognized compensation expense on options of $6,588 (2011: $92,594) and $8,180 (2011: $259,851) .

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	100,000	1.55
Forfeited	(26,000)	1.55
PSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	74,000	1.55
Granted	-	-
Forfeited	(62,267)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance. March 31, 2012	6,934	$1.55

During the six months ended March 31, 2012 the Company issued 4,799 common shares as it related to vested PSUs at a value of $7,438, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three and six months ended March 31, 2012, the Company recognized compensation expense on PSUs of $1,092 (2011: $10,548) and $827 (2011: $29,842), respectively.

d)	Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Number of RSUs	Weighted average
		fair value
Balance, October 1, 2010	-	$-
Granted	206,600	1.55
Forfeited	(8,400)	1.55
RSUs issued as common shares upon vesting	-	-
Balance, September 30, 2011	198,200	1.55
Granted	-	-
Forfeited	(25,333)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, March 31, 2012	109,202	$1.55

During the six months ended March 31, 2012 the Company issued 63,665 common shares as it related to vested RSUs at a value of $98,681, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the three and six months ended March 31, 2012, the Company recognized an expense on RSUs of $12,580 (2011: $46,297) and $22,674 (2011: $93,822), respectively.

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares are only being released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2012, the Company released the final installment of 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors.

f)	Normal course issuer bid

On April 15, 2010, the Company received approval from the TSX Venture Exchange (“TSX-V”) for a Normal Course Issuer Bid (the “Bid”) that enables the Company to purchase and cancel up to 340,000, or approximately 1%, of its outstanding common shares between May 1, 2010 and April 30, 2011. During the three month period ended December 31, 2010 the Company received approval from the TSX-V to revise the authorized purchase amount from 340,000 shares to approximately 1.7 million shares, or 5% of the outstanding common shares of the Company. On May 27, 2011, the Company received approval from the TSX-V to extend the Bid authorizing the purchase of approximately 1.7 million shares, or 5% of the outstanding common shares between May 27, 2011 and May 26, 2012.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

As at October 1, 2010, the Company held 30,000 shares that had been purchased for cancellation. During the year ended September 30, 2011, the Company purchased a further 283,100 shares under the Bid for a total purchase price of $404,594. As at September 30, 2011, all 313,100 of these shares have been cancelled.

On cancellation of these 313,100 shares, $165,726, representing the difference between the purchase price and the average book value of the common shares was recorded as an adjustment to contributed surplus.

Since inception of the Bid, the Company has purchased 383,100 shares for a purchase price of $555,197.

g)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	Three Months Ended		Six Months Ended
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Net (loss) earnings for the period (numerator)	$(360,711)	$(882,757)	$679,512	$96,933

Weighted average number of shares outstanding (denominator)

Basic	34,120,614	33,788,064	34,098,409	33,782,850

Effect of dilutive securities:

Stock options	-	-	-	86,480
RSUs	-	-	11,367	32,522
PSUs	-	-	551	10,681
Total	34,120,614	33,788,064	34,110,327	33,912,533

13.	Segment information

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

The Company’s sales by geographical area are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Canada	$1,034,836	$1,056,419	$2,350,502	$2,572,043
United States	2,848,335	2,797,333	7,308,817	7,620,472

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

United Kingdom	1,066,696	1,121,598	2,178,130	2,446,901
Other	55,359	55,913	118,153	125,652
Total	$5,005,226	$5,031,263	$11,955,602	$12,765,068

Revenue is attributed to the geographic location of the Company’s customer.

As at March 31, 2012 and September 30, 2011, the Company’s assets by geographical location are as follows:

		United
	Canada	Kingdom	Total
March 31, 2012
Property and equipment	$4,873,704	$6,552	$4,880,256
Goodwill and intangible assets	$1,076,245	$572,422	$1,648,667

September 30, 2011
Property and equipment	$5,137,362	$2,788	$5,140,150
Goodwill and intangible assets	$432,274	$902,385	$1,334,659

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Customer A	$1,187,677	$1,173,562	$3,138,868	$3,331,109
Customer B	525,104	663,330	1,473,301	1,789,416
Customer C	765,196	544,478	1,472,300	1,160,004
Customer D	2,042,328	1,884,424	4,844,968	4,900,674

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

14.	Revenue

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Transaction fees	$3,648,613	$3,454,606	$9,438,903	$9,754,267
Software licenses and
installation fees	526,973	777,775	1,016,620	1,434,236
Membership fees	447,959	416,846	884,158	865,662
Professional fees	116,524	7,477	136,813	21,822
Archive fees	265,157	374,559	479,108	689,081
Total	$5,005,226	$5,031,263	$11,955,602	$12,765,068

Product revenue is presented below:

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Service revenue	$4,891,577	$4,934,588	$11,676,487	$12,360,388
Product revenue	113,649	96,675	279,115	404,680
Total	$5,005,226	$5,031,263	$11,955,602	$12,765,068

15.	Related Party Transactions

During the three and six months ended March 31, 2012, the Company incurred legal fees of $56,755 (2011: $32,004) and $83,148 (2011: $66,640), respectively, for services provided by McMillan LLP, a law firm of which a director of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2012 included $25,080 (September 30, 2011: $23,955) related to these services.

During the three and six months ended March 31, 2012, the Company incurred consulting fees of $15,832 (2011: $14,900) and $28,639 (2011: $29,800), respectively, for services provided by Digital Photoworks, a company of which a Director and Officer of the Company controls. Accounts payable and accrued liabilities at March 31, 2012 included $5,293 (September 30, 2011: $5,072) related to these services.

During the three and six months ended March 31, 2012, the Company did not incur expenses relating to setting up e-mail marketing campaigns on behalf of a number of our retail customers (three and six months ended March 31, 2011: $8,449) and website services (three and six months ended March 31, 2011: $1,500) with Photoblaster, a company of which a director of the Company is Chairman and Chief Executive Officer. The Company does not have any outstanding accounts payable or accrued liabilities as at March 31, 2012 related to this company (September 30, 2011: $nil).

The Company shares its UK premises with another company, Works Unit Ltd., of which an Officer is a director. During the three and six months ended March 31, 2012, the Company

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

was recharged its proportional share of office running costs totalling $44,833 (2011: $54,132) and $101,804 (2011: $99,220), respectively, by this related party. In addition, during the three and six months ended March 31, 2012, the Company used the software development services of this company, incurring costs of $37,636 (2011: $17,064) and $73,909 (2011: $34,021). At March 31, 2012, accounts payable included $19,445 (September 30, 2011: $21,578) related to these services and cost recharges.

During the three and six months ended March 31, 2012, the Company generated revenue of $2,211 (2011: $1,218) and $3,530 (2011: $1,218), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director and Officer of the Company controls. Accounts receivable at March 31, 2012 included $2,012 (September 30, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

16.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Salaries, director fees and short-term employee benefits	$336,555	$430,812	$713,657	$842,548
Share-based payments	15,455	119,106	28,526	319,371
Termination benefits	-	-	168,750	-
Total	$352,010	$549,918	$910,933	$1,161,919

17.	Expenses by nature

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Salary and Wages	$2,740,592	$2,814,413	$5,465,731	$5,364,988
Consultants and third party contractors	463,947	482,316	843,018	1,025,790
Third party call center	254,124	286,507	798,197	799,710
Data center fees	415,421	441,387	839,166	887,180
Amortization of property and equipment	417,678	501,683	822,453	997,058
Amortization of intangible assets	268,467	191,170	533,798	385,174
Outsourcing	169,220	82,351	316,590	131,209
Share-based payments	65,492	217,287	144,761	546,921
Other expenses	977,459	989,546	2,028,415	2,253,163
Total	$5,772,400	$6,006,660	$11,792,129	$12,391,193

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

18.	Commitments

At March 31, 2012, the Company was committed to purchase items of equipment and internal use software with a cost of $54,805 (September 30, 2011 - $63,755).

The contractual obligations and payments due as at March 31, 2012 are as follows:

		Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years

Property leases	649,434	278,329	371,105	-

Other service agreements	6,107,007	1,674,380	3,328,566	1,104,061

Purchase obligations	54,805	54,805	-	-

	6,811,246	2,007,514	3,699,671	1,104,061

19.	Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $750,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

The Lease Facility will be subject to separate agreements between the Bank and the Company, and as at March 31, 2012 no amount has been drawn on this facility.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

20.	Supplementary cash flow information

Net change in non-cash working capital items

	Three Months Ended		Six Months Ended
Description	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Accounts receivable	$836,718	$2,355,351	$45,551	$1,447,894
Prepaid expenses and other current assets	38,387	(40,611)	(9,902)	(51,723)
Accounts payable and accrued liabilities	(378,579)	(764,333)	801,586	(2,330,537)
Changes in deferred revenue	239,813	(179,558)	595,843	(194,001)
Total	$736,339	$1,370,849	$1,433,078	$(1,128,367)

21.	Transition to IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1.

The effect of the Company’s transition to IFRS is summarized in this note as follows:

(i)	Transition elections
(ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS
(iii)	Adjustments to the statement cash flows
(iv)	Notes to the reconciliations

i)	Transition Elections

Set forth below are the transition exemptions and exceptions to full retrospective application of IFRS applied by the Company on transition:

IFRS Voluntary Exemptions

Share-based payments – IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by October 1, 2010.

Business Combinations - The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Cumulative translation differences – The Company has elected to apply the IFRS 1 exemption whereby cumulative translation differences included in accumulated other comprehensive loss are reset to zero at the transition date.

IFRS Mandatory Exceptions

Estimates – In accordance with the requirements of IFRS 1, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised on transition to IFRS except where necessary to reflect any differences in accounting policies.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		October 1, 2010

Assets

Current assets
Cash and cash equivalents		$4,690,355		$4,690,355
Accounts receivable		5,302,865		5,302,865
Prepaid expenses and other current assets		541,026		541,026
Current portion of deferred income tax asset	a)	1,026,651	(1,026,651)	-

		11,560,897	(1,026,651)	10,534,246

Property and equipment		5,230,829		5,230,829

Deferred income tax asset	a)	4,953,934	907,570	5,861,504

Intangible assets	b)	1,115,794		1,115,794

Goodwill		658,904	-	658,904

		$23,520,358	$(119,081)	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$5,471,878		$5,471,878
Current portion of deferred revenue		613,081		613,081
Current portion of capital lease obligations		107,964		107,964
Deferred income tax liability	a)	119,081	(119,081)	-

		6,312,004	(119,081)	6,192,923

Deferred revenue		78,876		78,876
		6,390,880	(119,081)	6,271,799

Shareholders’ Equity

Share capital	c)	$66,200,215	107,611	$66,307,826
Contributed surplus		18,933,619		18,933,619
		85,133,834	107,611	85,241,445

Deficit	b), c)	(65,684,820)	(2,427,147)	(68,111,967)

Accumulated other comprehensive loss	b), d)	(2,319,536)	2,319,536	-

		(68,004,356)	(107,611)	(68,111,967)

		17,129,478		17,129,478

		$23,520,358	$(119,081)	$23,401,277

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		March 31, 2011

Assets

Current assets
Cash and cash equivalents		$4,745,436		$4,745,436
Accounts receivable		3,782,818		3,782,818
Prepaid expenses and other current assets		590,213		590,213
Current portion of deferred income tax asset	a)	1,082,060	(1,082,060)	-
		10,200,527	(1,082,060)	9,118,467

Property and equipment		5,617,962		5,617,962

Deferred income tax asset	a)	4,523,033	972,288	5,495,321

Intangible assets	b)	691,821		691,821

Goodwill		634,603		634,603

		$21,667,946	(109,772)	$21,558,174

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,667,556		$3,667,556
Current portion of deferred revenue		423,910		423,910
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	109,772	(109,772)	-

		4,201,238	(109,772)	4,091,466

Deferred revenue		55,713		55,713
		4,256,951	(109,772)	4,147,179

Shareholders’ Equity

Share capital	c)	$66,633,431	54,199	$66,687,630
Contributed surplus	e)	18,944,573	187,521	19,132,094
		85,578,004	241,720	85,819,724

Deficit	b), c), e)	(65,453,778)	(2,561,256)	(68,015,034)

Accumulated other comprehensive loss	b), d)	(2,713,231)	2,319,536	(393,695)

		(68,167,009)	(241,720)	(68,408,729)

		17,410,995		17,410,995

		$21,667,946	(109,772)	$21,558,174

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

		Previous Canadian	Effect of transition
		GAAP	to IFRSs	IFRSs
	Note		September 30, 2011

Assets

Current assets
Cash and cash equivalents		$3,936,176		$3,936,176
Accounts receivable		4,535,912		4,535,912
Prepaid expenses and other current assets		460,140		460,140
Current portion of deferred income tax asset	a)	108,933	(108,933)	-
		9,041,161	(108,933)	8,932,228

Property and equipment		5,140,150		5,140,150

Deferred income tax asset	a)	7,013,431	52,426	7,065,857

Intangible assets		680,437		680,437

Goodwill	b)	576,840	77,382	654,222

		$22,452,019	20,875	$22,472,894

Liabilities

Current liabilities
Accounts payable and accrued liabilities		$3,284,311		$3,284,311
Current portion of deferred revenue		250,323		250,323
Current portion of capital lease obligations		-		-
Deferred income tax liability	a)	56,507	(56,507)	-

		3,591,141	(56,507)	3,534,634

Deferred revenue		33,898		33,898
		3,625,039	(56,507)	3,568,532

Shareholders’ Equity

Share capital	c)	$66,419,784	788	$66,420,572
Contributed surplus	e)	19,336,768	185,652	19,522,420
		85,756,552	186,440	85,942,992

Deficit	b), c), e)	(64,583,644)	(2,428,723)	(67,012,367)

Accumulated other comprehensive loss	b), d)	(2,345,928)	2,319,665	(26,263)

		(66,929,572)	(109,058)	(67,038,630)

		18,826,980	77,382	18,904,362

		$22,452,019	20,875	$22,472,894

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the year ended September 30, 2011

	Note	Canadian	Effect of	IFRSs
		GAAP	transition to
			IFRSs

Revenue		$23,686,351		$23,686,351
Cost of sales	e), f)		9,319,559	9,319,559
Gross Profit			(9,319,559)	14,366,792

Expenses
Network delivery	f)	4,313,913	(4,313,913)	-
Software development	e), f)	11,218,227	(1,975,649)	9,242,578
General and administration	e), f)	4,096,764	127,863	4,224,627
Sales and marketing	e), f)	927,860	40,405	968,265
Amortization of intangible assets	f)	858,354	(858,354)	-
Amortization of property and equipment	f)	2,036,953	(2,036,953)	-
		23,452,071	(9,016,601)	14,435,470

Profit (loss) from operations		234,280	(302,958)	(68,678)

Foreign exchange (loss)		(125,148)		(125,148)
Finance income		-		-
Finance costs		(5,599)		(5,599)

Loss on disposal of property and equipment	f)	(117,306)	117,306	-

		(248,053)	117,306	(130,747)

Profit (loss) before income tax		(13,773)	(185,652)	(199,425)

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	1,114,949	184,076	1,299,025
Income tax recovery (expense)		1,114,949	184,076	1,299,025

Profit (loss) for the period		1,101,176	(1,576)	1,099,600

Other comprehensive loss:

Cumulative translation adjustment	b)	(26,392)	129	(26,263)

Total comprehensive income (loss) for the period		$1,074,784	$(1,447)	$1,073,337

Earnings (loss) per share
Basic		$0.03		$0.03
Fully diluted		$0.03		$0.03

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

ii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the three month period ended March 31, 2011

	Note	Canadian	Effect of	IFRSs
		GAAP	transition to
			IFRSs

Revenue		$5,031,263		$5,031,263
Cost of sales	e), f)		2,229,508	2,229,508
Gross Profit			(2,229,508)	2,801,755

Expenses
Network delivery	f)	992,498	(992,498)	-
Software development	e), f)	2,879,128	(468,524)	2,410,604
General and administration	e), f)	1,056,037	36,274	1,092,311
Sales and marketing	e), f)	257,919	16,318	274,237
Amortization of intangible assets	f)	191,170	(191,170)	-
Amortization of property and equipment	f)	501,683	(501,683)	-
		5,878,435	(2,101,283)	3,777,152

Loss (profit) from operations before the undernoted		(847,172)	(128,225)	(975,397)

Foreign exchange gain		(162,529)		(162,529)
Finance income		-		-
Finance costs		(15)		(15)
Loss on disposal of property and equipment	f)	(71,241)	71,241	-

		(233,785)	71,241	(162,544)

Profit (loss) before income tax		(1,080,957)	(56,984)	(1,137,941)

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	228,478	26,706	255,184
Income tax recovery (expense)		228,478	26,706	255,184

Profit (loss) for the period		(852,479)	(30,278)	(882,757)

Other comprehensive loss:

Cumulative translation adjustment		62,942		62,942

Total comprehensive income (loss) for the period		$(789,537)	(30,278)	$(819,815)

Earnings (loss) per share

Basic		$(0.03)		$(0.03)

Fully diluted		$(0.03)		$(0.03)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

iii)	Reconciliation of comprehensive income as previously reported under Canadian GAAP to IFRS for the six month period ended March 31, 2011

	Note	Canadian	Effect of	IFRSs
		GAAP	transition to
			IFRSs

Revenue		$12,765,068		$12,765,068
Cost of sales	e), f)		4,884,033	4,884,033
Gross Profit			(4,884,033)	7,881,035

Expenses
Network delivery	f)	2,482,453	(2,482,453)	-
Software development	e), f)	5,607,417	(890,959)	4,716,458
General and administration	e), f)	2,079,828	112,792	2,192,620
Sales and marketing	e), f)	561,029	37,053	598,082
Amortization of intangible assets	f)	385,174	(385,174)	-
Amortization of property and equipment	f)	997,058	(997,058)	-
		12,112,959	(4,605,799)	7,507,160

Profit (loss) from operations before the undernoted		652,109	(278,234)	373,875

Foreign exchange gain		7,910		7,910
Finance income		48		48
Finance costs		(5,551)		(5,551)
Loss on disposal of property and equipment	f)	(90,713)	90,713	-

		(88,306)	90,713	2,407

Profit (loss) before income tax		563,803	(187,521)	376,282

Current income tax (expense)		-		-
Deferred income tax recovery (expense)	b), c)	(332,761)	53,412	(279,349)
Income tax recovery (expense)		(332,761)	53,412	(279,349)

Profit (loss) for the period		231,042	(134,109)	96,933

Other comprehensive loss:

Cumulative translation adjustment		(393,695)		(393,695)

Total comprehensive income (loss) for the period		$(162,653)	(134,109)	$(296,762)

Earnings (loss) per share
Basic		$0.01		$0.00
Fully diluted		$0.01		$0.00

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

iv)	Material adjustments to the statement of cash flows for September 30, 2011 and March 31, 2011

There were no material differences between the statements of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP and thus no reconciliation of the statements of cash flows between Canadian GAAP and IFRS have been presented.

iv)	Notes to the reconciliations

In addition to the exemptions and exceptions discussed above, the following narratives explain the differences between the previous historical Canadian GAAP accounting policies and the current IFRS accounting policies applied by the Company. Only the differences having an impact on the Company are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. The descriptive caption next to each lettered item below corresponds to the same lettered and descriptive caption in the tables above, which reflect the quantitative impacts from each change. Unless a quantitative impact was noted below, the impact from the change was not material to the Company.

a)	Income taxes - tax reclassification

In accordance with Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either: (1) the underlying asset or liability, or (2) the expected reversal of items not related to an asset or liability.

In accordance with IFRS, all deferred tax assets and liabilities are classified as non-current. As a result current deferred tax assets and liabilities recognized under Canadian GAAP have been reclassified as non-current.

b)	Income taxes – Pixology loss carry-forwards

During the years ended September 30, 2009, 2010 and 2011; the Company determined that a portion of the previously unrecognized Pixology loss carry forwards should be recognized as the likelihood of realization of the tax asset was estimated to be more likely than not. Canadian GAAP requires that a future income tax asset acquired in a business combination that was not recognized at the time of acquisition as an identifiable asset but is subsequently recognized by the acquirer should be applied to reduce goodwill and intangibles to zero, with any remaining amount recognized as a reduction to income tax expense. Accordingly, the following amounts were credited against goodwill and intangible assets arising from the Pixology acquisition as follows:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	September 30, 2011	September 30, 2010	September 30, 2009

Decrease in intangible assets	$-	$89,266	$452,390
Decrease in Goodwill	77,382	949,152	432,574
Total	$77,382	$1,038,418	$884,964

IFRS requires the recognition of a deferred tax asset related to acquired losses and deductible temporary differences to be recognized as a deferred tax recovery in the Statement of Earnings (Loss) and Comprehensive Gain (Loss).

However, as the Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition; the Company is not permitted to reverse adjustments to goodwill that IFRS 3 would not permit hence no reversal was made to the application of Pixology loss carry-forwards to goodwill prior to October 1, 2010. The Company has reversed the application of Pixology loss carry-forwards made during the year ended September 30, 2011.

While the application of IFRS 3 prospectively does not permit adjustments to goodwill prior to the transition date, the Company is required to reverse the application of Pixology loss carry-forwards to intangible assets. This change in accounting policy does not have an impact on the October 1, 2010 intangible asset balance as all Pixology related intangible assets would have been fully amortized by the year ended September 30, 2010 as the increase in amortization expense would be offset by the decrease in income tax expense.

This change in accounting policy has impacted the following accounts as follows:

	Twelve months	Three months	Six months
	ended September	ended March 31,	ended March 31,
	30, 2011	2011	2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$77,253	$-	$-
Increase in accumulated other comprehensive gain	129	-	-
Increase in comprehensive income	$77,382	$-	$-

	September 30,
	2011	March 31, 2011	October 1, 2010
Consolidated statement of financial position
Increase in goodwill	$77,382	$-	$-
Decrease/(increase) in accumulated other comprehensive income	(129)	-	-
Increase/(decrease) in retained earnings	$77,253	$-	$-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

c)	Income taxes – share issue costs

During the year ended September 30, 2010, the Company determined that it was more likely than not to realize the loss carry forwards and other deductible temporary differences arising in Canada. As a result the Company recorded a deferred tax asset relating to these items and recorded a deferred tax benefit. A portion of the deferred tax asset recognized, in the amount of $107,611, related to share issue costs that are deductible for tax purposes. In accordance with Canadian GAAP, the portion of the deferred tax asset of $107,611 related to share issue costs was recorded as a deferred tax benefit within the Company’s

Statement of Earnings (Loss) and Comprehensive Gain (Loss). IFRS, however, requires temporary differences related to equity items be recognized as an increase or decrease to share capital.

This change in accounting policy has impacted the following accounts as follows:

	Twelve months	Three months	Six months
	ended September	ended March 31,	ended March 31,
	30, 2011	2011	2011
Consolidated statement of income and comprehensive income
Increase in deferred income tax recovery	$106,823	$26,706	$53,412
Increase in comprehensive income	$106,823	$26,706	$53,412

	September 30,
	2011	March 31, 2011	October 1, 2010
Consolidated statement of financial position
(Decrease)/increase in share capital	$788	$54,199	$107,611
Increase/(decrease) in retained earnings	$(788)	$(54,199)	$(107,611)

d)	Cumulative translation adjustment

As the Company has elected to apply the IFRS 1 exemption for cumulative translation differences, the Company has recorded an adjusting entry to reset the cumulative translation differences to zero at the transition date. Application of this accounting policy choice results in a decrease of $2,319,536 in accumulated other comprehensive loss and a corresponding increase in deficit as of October 1, 2010.

e)	Share-based payments

There are two changes on transition regarding the accounting for share-based payments. Under Canadian GAAP, the Company treated its stock option, PSU and RSU tranches as single pools and determined fair value using an average life of the grant as a whole, and then recognized compensation expense on a straight-line basis. IFRS requires each tranche to be valued separately and recognized as compensation over its individual vesting period; this results in earlier recognition of the compensation expense as compared to Canadian GAAP. With respect to forfeitures, the Company recognized forfeitures as they occurred under Canadian GAAP; under IFRS, companies are required to estimate forfeitures at the time of grant with resulting effects on the compensation expense recognized.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

This change in accounting policy has impacted the following accounts as follows:

	Twelve months	Three months	Six months
	ended September	ended March 31,	ended March 31,
	30, 2011	2011	2011
Consolidated statement of income and comprehensive income
Share-based payment expense
Increase – Options	$99,196	$27,625	$127,696
Increase – RSUs	80,255	20,362	41,223
Increase – PSUs	6,201	8,997	18,602
(Decrease)/increase in comprehensive income	$(185,652)	$(56,984)	$(187,521)

	September 30,
	2011	March 31, 2011	October 1, 2010
Consolidated statement of financial position
Increase in contributed surplus	$185,652	$187,521	$-
Increase/(decrease) in retained earnings	$(185,652)	$(187,521)	$-

f)	Other Reclassifications

Certain other balances and financial statement captions have been reclassified from Canadian GAAP to conform with the presentation requirements of IFRS. The reclassification of these balances had no impact on net equity as at transition to IFRS.